October 19, 2004



Mr. Reed L. Benson
General Counsel
Broadcast International, Inc.
7050 Union Park Center, Suite 600
Salt Lake City, UT   84047

Re:  Broadcast International, Inc., a Utah corporation (the "Company")

Dear Mr. Benson:

Thank you for your letter dated October 19, 2004, regarding the S-8 rules of the Securities and Exchange Commission, which I have reviewed.

Lexxus Capital is not a public relations company for the Company or any other entity. I have not and do not intend to raise any funding for the Company. The services I will render and intend to render for the benefit of the Company include providing advice, documentation, management services, and information only to the Company regarding the services I have performed as outlined in the Consulting Agreement, and that no services rendered under the Consulting Agreement have been or shall be "capital raising" services as that term is defined in applicable securities laws, rules and regulations, or services that may be deemed to be services that promote or maintain a market for the securities of the Company.

I acknowledge receipt of a copy of the written Consulting Agreement and that I have access to the website of the Securities and Exchange Commission where I have reviewed all reports filed by the Company with the Securities and Exchange Commission during the past 12 months.

Thank you.

Very truly yours,


Lexxus Capital, Inc.


/s/ Gary Robinson
__________________________
Gary Robinson, President